Qualcomm Contacts:
Clare Conley, Corporate Communications
Phone: 1-858-845-5959
Email: corpcomm@qualcomm.com

Mauricio Lopez-Hodoyan, Investor Relations
Phone: 1-858-658-4813
Email: ir@qualcomm.com

Sequans Contacts:
Linda Bouvet (France), Media Relations
Phone : +33 1 70 72 16 00
media@sequans.com

Kim Rogers (USA), Investor Relations
Phone: 1-385-831-7337
ir@sequans.com

Qualcomm and Sequans Reach Agreement on Sale of 4G IoT Technology

•Strengthens Qualcomm’s Industrial IoT portfolio, offering low-power solutions for reliable, optimized cellular connectivity for IoT applications
•Expands and accelerates Qualcomm’s leadership position in digital transformation at the edge

•Sequans retains license of the 4G IoT technology for its ongoing use and will continue to serve its IoT markets with a strengthened balance sheet

•Sequans maintains full ownership of its 5G technology

PARIS, France and SAN DIEGO – August 23, 2024 – Qualcomm Incorporated, (NASDAQ: QCOM), a global leader in high-performance at low-power solutions, through its subsidiary, Qualcomm Technologies, Inc. (“Qualcomm”), and Sequans Communications S.A. (NYSE: SQNS), a supplier of 4G and 5G semiconductor solutions for the Internet of Things (IoT), today announced that they have entered into a definitive agreement for Qualcomm to buy Sequans’ 4G IoT technologies. The acquisition includes certain employees, assets and licenses. The transaction is subject to customary closing conditions, including French regulatory approval.

Qualcomm is revolutionizing industries, redefining business models, and enhancing user experiences through its cutting-edge IoT solutions. Qualcomm® IoT technologies and solutions utilize the real-world connected intelligent edge to offer end-to-end, ready-to-deploy solutions so customers can digitally transform their businesses to optimize their operations, monetize massive amounts of data, innovate in new ways, and drive cost savings.

Sequans is a designer, developer, and supplier of cellular semiconductor solutions for massive and critical IoT markets. The addition of Sequans’ 4G IoT technologies to Qualcomm’s advanced end-to-end IoT solutions will strengthen Qualcomm’s Industrial IoT portfolio and provides a unique opportunity to build a leadership position in this space.

“Digital transformation is being driven by high-performance processing and intelligence at the edge, positioning Qualcomm for growth in one of the largest addressable opportunities,” said Nakul Duggal, group general manager, automotive, industrial and embedded IoT, and cloud computing, Qualcomm Technologies, Inc. “This acquisition of Sequans’ 4G IoT technology adds to Qualcomm’s broad portfolio, further strengthening our offerings across enterprise customers of low-power solutions for reliable, optimized cellular connectivity for Industrial IoT applications.”

Sequans will retain full rights to continue to use the technology commercially, via a perpetual license agreement, supporting the company’s ability to expand its 4G business and develop its 5G portfolio.

“We are excited to announce this important transaction with Qualcomm. This agreement underscores the value of our 4G IoT technology and provides us with significant capital to continue to further invest in our IoT business ambitions,” said Georges Karam, CEO of Sequans. “We are dedicated to pushing the boundaries of innovation and providing cutting-edge 4G/5G semiconductor solutions that meet the advancing needs of AI-powered Internet of Things applications. This transaction is expected to provide us the resources and flexibility to enhance our product offerings and expand our market presence.”

About Qualcomm

Qualcomm relentlessly innovates to deliver intelligent computing everywhere, helping the world tackle some of its most important challenges. Our proven solutions drive transformation across major industries, and our Snapdragon® branded platforms power extraordinary consumer experiences. Building on our nearly 40-year leadership in setting industry standards and creating era-defining technology breakthroughs, we deliver leading edge AI, high-performance, low-power computing, and unrivaled connectivity. Together with our ecosystem partners, we enable next-generation digital transformation to enrich lives, improve businesses, and advance societies. At Qualcomm, we are engineering human progress.
Qualcomm Incorporated includes our licensing business, QTL, and the vast majority of our patent portfolio. Qualcomm Technologies, Inc., a subsidiary of Qualcomm Incorporated, operates, along with its subsidiaries, substantially all of our engineering and research and development functions and substantially all of our products and services businesses, including our QCT semiconductor business. Snapdragon and Qualcomm branded products are products of Qualcomm Technologies, Inc. and/or its subsidiaries. Qualcomm patented technologies are licensed by Qualcomm Incorporated.

About Sequans

Sequans Communications S.A. (NYSE: SQNS) is a leading semiconductor company specialized in wireless cellular technology for the Internet of Things (IoT). Our engineers design and develop innovative, secure, and scalable technologies that power the next generation of connected devices. We offer a wide range of solutions, including chips, modules, IP and services. Our Monarch® (NB-IoT/LTE-M), Calliope (LTE Cat-1/Cat-1bis), and Taurus (5G NR) platforms are optimized for IoT, delivering breakthroughs in wireless connectivity, power efficiency, security, and performance.
Established in 2003, Sequans is headquartered in France and has a global presence with offices in the United States, United Kingdom, Israel, Hong Kong, Singapore, Finland, Taiwan, and China.

Forward Looking Statements

This press release contains certain statements that are, or may be deemed to be, forward-looking statements with respect to the financial condition, results of operations and/or business of Sequans and Qualcomm following completion of the transaction. These forward-looking statements include, but are not limited to, statements regarding the satisfaction of conditions to the completion of the proposed transaction and the expected completion of the proposed transaction, the timing and benefits thereof, as well as other statements that are not historical fact. These forward-looking statements can be identified by the fact that they do not relate to historical or current facts. Forward-looking statements also often use words such as “anticipate,” “target,” “continue,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “goal,” “believe,” “hope,” “aims,” “continue,” “could,” “project,” “should,” “will” or other words of similar meaning. These statements are based on assumptions and assessments made by Sequans or Qualcomm, as applicable, in light of its experience and perception of historical trends, current conditions, future developments and other factors they believe appropriate. By their nature, forward-looking statements involve risk and uncertainty, because they relate to events and depend on circumstances that will occur in the future and the factors described in the context of such forward-looking statements in this announcement could cause actual results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to be correct and you are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this announcement.

Forward-looking statements are not guarantees of future performance. Such forward-looking statements involve known and unknown risks and uncertainties that could significantly affect expected results and are based on certain key assumptions. Such risks and uncertainties include, but are not limited to, the potential failure to satisfy conditions to the completion of the proposed transaction due to the failure to obtain necessary regulatory or other approvals; the outcome of legal proceedings that may be instituted against Sequans and/or others relating to the transaction; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed transaction; significant or unexpected costs, charges or expenses resulting from the proposed transaction; and negative effects of this announcement or the consummation of the proposed transaction on the market price of Sequans’ ADS and ordinary shares. Many factors could cause actual results to differ materially from those projected or implied in any forward-looking statements. Among the factors that could cause actual results to differ materially from those described in the forward-looking statements are changes in the global, political, economic, business and competitive environments, market and regulatory forces. If any one or more of these risks or uncertainties materializes or if any one or more of the assumptions prove incorrect, actual results may differ materially from those expected, estimated or projected. Such forward looking statements should therefore be construed in the light of such factors. A more complete description of these and other material risks can be found in Sequans’ filings with the SEC, including its annual report on Form 20-F for the year ended December 31, 2023, subsequent filings on Form 6-K and other documents that may be filed from time to time with the SEC, and in Qualcomm’s filings with the SEC, including its most recent Annual Report on Form 10-K and subsequent periodic reports on Form 10-Q and Form 8-K. Sequans’ and Qualcomm’s respective filings with the SEC are available at the SEC’s website at www.sec.gov. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date of this announcement. Neither Sequans nor Qualcomm undertakes any obligation to update or revise any forward-looking statement as a result of new information, future events or otherwise, except as required by applicable law.